UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16014649

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 04 2016
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 35259 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL CA 91776
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN PONG 626-285-0606
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DNW & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

430 S GARFIELD AVE #428 ALHAMBRA CA 91801
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JOHN PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OWNER/PRESIDENT

Title

Notary Public


THOMAS J. GEORGINO
Commission # 2121717
Notary Public - California
Los Angeles County
My Comm. Expires Jul 31, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# E-W INVESTMENTS, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2015

**DNW AND ASSOCIATES, INC.**
**CERTIFIED PUBLIC ACCOUNTANTS**
**9550 FLAIR DR. SUITE 307**
**EL MONTE, CA 91731**

*Eric Wu, CPA*

*Tel: 626-452-1149*
*Fax: 626-452-1156*

# Independent Auditors' Report

To the Stockholder of
E-W Investments, Inc.
San Gabriel, California

***Report on the Financial Statements***

We have audited the accompanying balance sheet of E-W Investment , Inc. as of December 31, 2015, and the related statements of operation, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements pursuant to rule 17a-5 under the Security and Exchange Act of 1934.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**DNW AND ASSOCIATES, INC.**
**CERTIFIED PUBLIC ACCOUNTANTS**
**9550 FLAIR DR. SUITE 307**
**EL MONTE, CA 91731**

*Eric Wu, CPA*

*Tel: 626-452-1149*
*Fax: 626-452-1156*

Independent Auditor's Report (continued)

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-W Investment Inc as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Report on Supplementary Information***

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information present thereof is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplementary information has been subjected to audit procedures performed in conjunction with the audit of E-W Investments' financial statements. The supplementary information is the responsibility of E-W Investments' management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 20, 2016

**DNW AND ASSOCIATES, INC.**
**CERTIFIED PUBLIC ACCOUNTANTS**
**9550 FLAIR DR. SUITE 307**
**EL MONTE, CA 91731**

*Tel: 626-452-1149*
*Fax: 626-452-1156*

Eric Wu, CPA

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), as of and for the year ended December 31, 2015 in accordance with auditing standards of the Public Company Accounting Oversight Board in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a- 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 20, 2016

**E-W INVESTMENTS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

| **Assets** | | **2015** |
|---|---|---|
| Current Assets | | |
| Cash and equivalents | $ | 8,444 |
| Deposits held at clearing broker | | 35,000 |
| Receivable from clearing brokers | | 1,368 |
| Marketable securities, at fair value | | 98,444 |
| Total current assets | | 143,256 |
| | | |
| Property and equipment, net | | 4,219 |
| Deposits | | 1,546 |
| | | |
| **Total assets** | $ | 149,021 |

| **Liabilities and Stockholders' Equity** | | |
|---|---|---|
| Current liabilities | | |
| Payroll and payroll taxes payable | $ | 2,348 |
| Accrued expenses | | 15,972 |
| Total current liabilities | | 18,320 |
| | | |
| Stockholders' equity | | |
| Common stock, par value $1.00, 10,000 shares issued and outstanding | | 10,000 |
| Additional paid-in capital | | 134,000 |
| Retained earnings (deficit) | | (13,299) |
| Total stockholders' equity | | 130,701 |
| | | |
| **Total liabilities and stockholders' equity** | $ | 149,021 |

*See accompanying notes to the financial statements*

**E-W INVESTMENTS, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**DECEMBER 31, 2015**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-in Capital | Retained earnings (Deficit) | Total |
| Balance, December 31, 2014 | 10,000 | $ 10,000 | $ 134,000 | $ (945) | $ 143,055 |
| Net Income (loss) | - | - | - | (12,354) | (12,354) |
| Balance, December 31, 2015 | 10,000 | $ 10,000 | $ 134,000 | $ (13,299) | $ 130,701 |

*See accompanying notes to the financial statements*

# E-W INVESTMENTS, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| **Revenues:** | | |
| Securities commissions and fees | $ | 63,372 |
| Interest and dividend | | 3,000 |
| Net unrealized gain (loss) on marketable securities | | 476 |
| Miscellaneous revenue | | 3,543 |
| Total revenue | | 70,391 |
| **Expense:** | | |
| Commission and brokerage fee | | 20,267 |
| Depreciation & amortization | | 234 |
| Insurance | | 1,173 |
| Interest expense | | 415 |
| Legal & professional | | 5,500 |
| Regulatory fee | | 7,884 |
| General office expense | | 625 |
| Equipment rent | | 7,139 |
| Salaries & wages | | 32,910 |
| Payroll tax expenses | | 3,711 |
| Tax and license | | 109 |
| Telephone | | 1,978 |
| Total expenses | | 81,945 |
| **Income (loss) from operation** | | (11,554) |
| **Income tax benefit (expense):** | | |
| Current state franchise tax | | (800) |
| Total income tax expense | | (800) |
| **Net income (loss)** | $ | (12,354) |

*See accompanying notes to the financial statements*

**E-W INVESTMENTS, INC.**
**STATEMENT OF CASH FLOW**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | 2015 |
|---|---|---|
| **Operating activities** | | |
| Net income (loss) | $ | (12,354) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | | 234 |
| Change in working capital components: | | |
| Deposits | | 2,500 |
| Receivable from clearing brokers | | 279 |
| Payroll taxes payable | | 696 |
| Short-term investments | | (478) |
| Accrued expenses | | 10,321 |
| **Net cash provided (used) by operating activities** | | 1,198 |
| Increase in cash and equivalents | | 1,198 |
| **Cash and equivalents at 1/1/15** | | 7,246 |
| **Cash and equivalents at 12/31/15** | $ | 8,444 |
| **Supplementary Information:** | | |
| Cash paid for interest | $ | 415 |
| Cash paid for income taxes | $ | 800 |

*See accompanying notes to the financial statements*

## Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

## Note 2 – Summary of Significant Accounting Policies

*Use of Estimates*

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

*Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

*Deposits Held at Clearing Brokers*

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

*Marketable Securities, at Fair Value*

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ASC Topic 320, "Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

## Note 2 – Summary of Significant Accounting Policies (Continued)

*Security Transactions*

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

*Property and Equipment*

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

| | |
|---|---|
| Automobile | 5 years |
| Furniture and fixtures | 7 years |
| Office equipment | 5 to 7 years |
| Leasehold improvements | 5 to 40 years |

Property and equipment as of December 31, 2015 are as follows:

| | |
|---|---|
| Leasehold improvement | $ 84,340 |
| Office equipment | 45,165 |
| Furniture and fixture | 14,240 |
| | 143,745 |
| Accumulated depreciation | ( 139,526 ) |
| Property and Equipment, net | $ 4,219 |

Maintenance and repair costs are expensed as incurred. Depreciation expense was $234 for the year ended December 31, 2015.

*Income Taxes*

The Company utilizes ASC Topic 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of asset and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of ASC Topic 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC topic 740, the Company may

## Note 2 – Summary of Significant Accounting Policies (Continued)

recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax benefit will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At December 31, 2015, the Company did not have any uncertain tax position.

## Note 3 – Fair Value Measurement

The Company recorded a net unrealized loss of $476 from the holdings of various open positions that it holds as of December 31, 2015.

The Company adopted Accounting Standards Codification (ASC) Topic 820, "Fair Value Measurements" (ASC Topic 820), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

**Note 3 – Fair Value Measurement (continued)**

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is description of the valuation methodologies used for assets measured at fair value.

*Mutual funds*: Valued at the net asset value ("NAV") of shares held by the Company at year end.

*Stocks*: Quoted market price at major stock markets

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015:

| | Assets at Fair Value as of December 31, 2015 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Money Market Fund | - | - | - | - |
| Stocks | 98,444 | - | - | 98,444 |
| **Total** | 98,444 | - | - | 98,444 |

## Note 3 – Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

| | Assets at Fair Value as of December 31, 2014 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Money Market Fund | - | - | - | - |
| Stocks | 97,666 | - | - | 97,666 |
| **Total** | 97,666 | - | - | 97,666 |

## Note 4 – Deferred Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The components of income taxes for the year-ended December 31, 2015 consisted of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | -- |
| State | | 800 |
| Total current income tax expense | $ | 800 |
| Deferred: | | |
| Federal | $ | -- |
| State | | -- |
| Total deferred income tax expense | $ | -- |

## Note 4 – Deferred Income Taxes (continued)

Deferred income taxes principally result from net operating loss carryforward and unrealized gain on marketable securities. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize none of the total available benefit. A valuation allowance is calculated accordingly.

The following summarizes deferred tax benefit:

| | |
|---|---|
| Available deferred tax benefit relating to NOL | $ 65,000 |
| Valuation allowance | (65,000) |
| Net deferred tax benefit | $ -0- |

The Company files income tax return in the US federal jurisdiction and in the state of California. The Company is no longer subject to income tax examination by taxing authorities for year before 2012 for its federal filings and 2011 for its state filings.

## Note 5 – Related Party Transactions

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2015.

## Note 6 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is $50,000. The rule also requires that the percentage of aggregate indebtedness to net capital shall not exceed 15 to 1.

**Note 6 – Net Capital Requirement (continued)**

At December 31, 2015, the Company had net capital of $101,569, which is in compliance with the requirement.

At Dec 31, 2015, the Company's aggregate indebtedness to net capital ratio was 18.04 to 1, which was not in compliance with the requirement.

EW Investments Inc. is exempt from computation for determination of reserve requirement and information relating to possession or control requirements under Rule 15c3-3 of SEC under Sub paragraph (k)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

**Note 7 – Subsequence Event**

The shareholder of the Company contributed additional capital of $5,000 in Feb 2016. As a result, the aggregate indebtedness to net capital ratio is now in compliance.

# SUPPLEMENTARY INFORMATION

**E-W INVESTMENTS, INC.**
**SUPPLEMENTARY INFORMATION**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

| | | |
|---|---|---|
| Total Stockholders' equity from financial condition | $ | 130,701 |
| Deduction and charges: | | |
| Non-allowable fixed asset | | (4,219) |
| Non-allowable other assets | | (1,546) |
| Net capital before haircut charges | | 124,936 |
| Haircut on securities: | | |
| Marketable securities | | (14,767) |
| Other | | (8,600) |
| Net Capital | $ | 101,569 |
| Aggregate Indebtedness: | | |
| Accrued expenses | $ | 15,972 |
| Payroll and payroll taxes payable | | 2,348 |
| Total aggregate indebtedness | $ | 18,320 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 50,000 |
| Net capital | | 101,569 |
| Excess net capital | $ | 51,569 |
| Excess net capital at 1000% | $ | 49,737 |
| Ratio: Aggregate indebtedness to net capital | | 0.1804 |

Reconciliation with Company's Computation:

| | | |
|---|---|---|
| Stockholders' equity as reported in Company's Part II Focus report (unaudited) | $ | 130,702 |
| Audit Adjustments: | | |
| Rounding | | (1) |
| Stockholders' equity per this audit report | $ | 130,701 |